Exhibit 1.02

Conflict Minerals Report of TransAct Technologies Incorporated
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (“CMR”) of TransAct Technologies Incorporated. (“TransAct” or “we”) for the year ended December 31, 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, we undertook due diligence measures to determine the conflict minerals status of the necessary conflict minerals used in our printers, terminals and other products for transaction-based printing. In conducting our due diligence, we followed the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”), which we believe is an internationally recognized due diligence framework.

This CMR has not been audited by an independent private sector auditor, as Form SD provides that if a registrant’s products are “DRC conflict undeterminable” in 2013, then such audit is not required.

1.	Company, Product Overview & Background

We design, develop, and sell market-specific solutions, including printers, terminals, software and other products for transaction-based and other industries. Our world-class products are sold under the Epic, EPICENTRAL ™, Ithaca ®, RESPONDER and Printrex ® brand names.  Known and respected worldwide for our innovative designs and real-world service reliability, our thermal, inkjet and impact printers and terminals generate top-quality labels and transaction records such as receipts, tickets, coupons, register journals and other documents as well as printed logging and plotting data.  We focus on the following core markets: food safety, banking, point-of-sale, casino & gaming, oil & gas, and medical & emergency vehicles. We sell our products to original equipment manufacturers, value-added resellers, selected distributors, as well as directly to end-users.  Our product distribution spans across the Americas, Europe, the Middle East, Africa, Asia, Australia, the Caribbean Islands and South Pacific.  We also provide world-class printer service, spare parts, accessories and printing supplies to our growing worldwide installed base of printers. Through our TransAct Services Group (“TSG”) we provide a complete range of supplies and consumables used in the printing and scanning activities of customers in the hospitality, banking, retail, casino and gaming, government, and oil and gas exploration markets.  Through our webstore, www.transactsupplies.com, and our direct selling team, we address the on-line demand for these products. We have one primary operating and global research and development and eastern region service center located in Ithaca, NY.  In addition, we have a casino and gaming sales headquarters and western region service center in Las Vegas, NV, a satellite research and development office in San Jose, CA, a sales and service center in Houston, TX, a European sales and service center in the United Kingdom, a sales office located in Macau and three other sales offices located in the United States.  Our executive offices are located at One Hamden Center, 2319 Whitney Avenue, Suite 3B, Hamden, CT, 06518.

In August 2012, the United States Securities and Exchange Commission (the “SEC”) approved the final rule regarding the sourcing of conflict minerals as defined in the Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 1502. Under this rule, publicly traded companies must report annually to the SEC the presence of “conflict minerals” originating from “Covered Countries” in either the products they manufacture or contract to manufacture, or use in the production process.  Conflict minerals are defined as tin, tungsten, tantalum and gold.  The Covered Countries are the Democratic Republic of the Congo (“DRC”) and the nine adjoining countries:  Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, Tanzania, South Sudan, Uganda and Zambia.

We have initiated a process that meets the framework in the OECD Guidance to comply with this regulation. This includes establishing compliance requirements for our direct suppliers regarding conflict minerals, implementing controls and reporting, undertaking appropriate sourcing efforts, and providing our customers the data necessary to facilitate their SEC reporting.  We aligned our efforts to the practices established by industry peers – including the Electronics Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) – to enable companies to source conflict-free minerals.

2.	Due Diligence Program and Reasonable Country of Origin Inquiry (“RCOI”)

2.1 Conflict Minerals Policy

TransAct Technologies Conflict Minerals Policy Statement

As a socially responsible company, we are concerned for the well-being of people and communities. We conduct business fairly and ethically, respect human rights, comply with laws and regulations, and follow a rigorous Standards of Business Conduct.

We rely on our internal factory and contract manufacturers to make various products. We have integrated responsible sourcing of minerals into our Supplier Policy. Our suppliers and their sub-tier suppliers are expected to provide the conflict minerals sourcing information and avoid using conflict minerals from the Covered Countries.

Expectations for Suppliers

In support of our policy on conflict minerals, suppliers are expected to supply materials to us that are “DRC Conflict-Free”.  Suppliers are expected to adopt policies and management systems with respect to conflict minerals and to require their suppliers to adopt similar policies and systems. We expect suppliers to establish their own due diligence programs to ensure conflict-free supply chains.

In the event we determine that a supplier’s efforts to comply with our policy have been deficient and the supplier fails to cooperate in developing and implementing reasonable remedial steps, we reserve the right to take appropriate actions up to and including discontinuing purchases from the supplier.

Under the definition of “DRC Conflict-Free,” products supplied to us (1) do not contain tantalum, tin, tungsten or gold as elements necessary to their production or functionality; or (2) if products supplied to us do contain these minerals, the minerals must originate outside the Covered Countries, come from scrap or recycled sources, or be supplied from smelters that have been validated by an independent private sector party to be conflict-free.

We consider conflict-free smelters to be validated only if they have complied with the CFSP assessment protocols and appear on the conflict-free smelters and refiners list, available www.conflictfreesmelter.org.

In addition, we will survey direct suppliers as a part of our conflict minerals due diligence program.  Suppliers are expected to respond to survey requests in a timely manner, and with full disclosure, following the specific instructions provided.

2.2 Due Diligence Process

We developed our due diligence processes and efforts to conform to the OECD Guidance.  Our conflict minerals due diligence process includes:  developing and implementing our Conflict Minerals Policy, establishing governance structures with senior executives’ involvement, engaging suppliers, record keeping and escalation procedures in the event a supplier is discovered to be sourcing conflict minerals from any Covered Countries.

2.3 Internal Team

We have established a management system for complying with the applicable rules. The management system includes the development of a Conflict Minerals Task Force led by our Senior Vice President of Operations, Chief Financial Officer and a team of subject matter experts such as purchasing, engineering and quality assurance. The team of subject matter experts is responsible for implementing our conflict minerals compliance policy and is led by our Global Sourcing Director who acts as the conflict minerals program manager.  Senior management is briefed about the result of our due diligence efforts on a regular basis.

2.4 Product Analysis

We conducted an analysis of our products and found that certain conflict minerals, which are tin, tantalum, tungsten and gold, can be found in our printers and terminals.  Therefore, the products we manufacture and contract to manufacture are subject to the reporting obligations of Rule 13p-1.

2.5 Supplier Engagement

To perform the RCOI, we contacted all contract manufacturers and suppliers whose products may contain conflict minerals. All contract manufacturers and suppliers are required to conduct similar inquiries from their sub-tier suppliers and continue through the supply chain until we have identified the facilities used to process any conflict minerals, the country of origin of the conflict minerals, and the mine or location of origin of conflict minerals. We used the template developed jointly by EICC and GeSI, known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. We believe this Template has been widely adopted by companies in their due diligence processes related to conflict minerals. We have not engaged a third party vendor to date, but we believe that some of our contract manufacturers and suppliers may have relied on third party software vendors to collect the data.

3.	Conclusion

After conducting a good faith RCOI, we have concluded that our products are “DRC conflict undeterminable” at this time.  Due to the breadth and complexity of our products and respective supply chain, it will take time for our suppliers to verify the origin of all these minerals.  Based on all returned surveys to date, none of our direct or indirect suppliers source conflict minerals from any Covered Countries.  We plan to improve the transparency of our supply chain using our supply chain due diligence processes, leveraging the industry standard conflict free sourcing initiative (“CFSI”) and conflict free smelter program (“CFSP”) developed by EICC and GeSI, and continuing our supplier outreach efforts.

The conflict minerals contained in our products, to the extent known, are believed to have been sourced from the following countries: Australia, Bolivia, Brazil, Canada, Chile, China, Czech Republic, Germany, Indonesia, Japan, Kazakhstan, Peru, Russian Federation, South Africa, Thailand, and United States of America.

4.	Identification and Assessment of Risk in the Supply Chain

Because of the breadth and complexity of our products and supply chain, it is difficult to identify all downstream smelters and refineries from our supply chain.

As the result of our due diligence survey, we have identified approximately 530 smelters and refineries in our supply chain. Of the 530 smelters and refineries we utilize, 390 have been identified as known smelters and refineries by the CFSI conducted by the EICC and GeSI.  To date, 84 of the 390 smelters and refiners recognized by CFSI have been certified by CFSP and are considered to be conflict free.  CFSI has not provided an opinion as whether the minerals procured from other known smelters and refineries originated from Covered Countries.  For the remaining 140 smelters and refineries unknown to CFSI, we contacted such facilities and requested country, mine and/or location of the necessary conflict minerals processed by them.  As of this report we have not received responses from all our inquiries but of the responses received none of our smelters and/or refineries has been found to procure raw material from Covered Countries.

5.	Future Due Diligence Measures

We intend to continue to gather the information noted above as part of our due diligence process for the reporting period ending December 31, 2014 and to take steps to further mitigate the risk that any conflict minerals we use do not benefit armed groups. These steps include: (1) increasing the response rate of our contract manufacturers’ and suppliers’ conflict mineral surveys and (2) continuing to influence additional smelters to obtain CFSP status through our supply chain, where possible.